DLA Piper Rudnick Gray Cary US LLP 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 T 206.839.4800 F 206.839.4801 W www.dlapiper.com

August 14, 2006

Mr. Mark P. Shuman

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Saflink Corporation

Registration Statement on Form S-3

Filed July 7, 2006

File No. 333-135626

Dear Mr. Shuman:

We are writing on behalf of our client, Saflink Corporation, in response to the Commission Staff’s comment letter, dated August 1, 2006, with respect to Saflink’s registration statement on Form S-3 filed with the Commission on July 7, 2006. Saflink is filing concurrently herewith via EDGAR Amendment No. 1 to the Form S-3. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is Saflink’s response to the Staff’s comment.

Form S-3

Plan of Distribution, page 13

1.	We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you and the selling stockholders are aware of Corporation Finance Telephone Interpretation A.65.

In response to the Staff’s comment, Saflink confirms that it is aware of Corporation Finance Telephone Interpretation A.65 and that it has provided written notice to the selling stockholders regarding the limitations on short-selling activities described in CF Telephone Interpretation A.65.

Selling Stockholders, page 15

2.	Disclose the natural person who exercises the sole or shared voting or dispositive powers with respect to the shares to be sold for the account of Forum Partners.

In response to the Staff’s comment, Saflink did not include natural person disclosure for Forum Partners because it is Saflink’s understanding that Forum Partners is a reporting entity. However, Saflink has revised the Selling Stockholders section of the prospectus beginning on page 16 to disclose the natural person who has voting and dispositive power with respect to the shares held by Forum Partners.

Serving clients globally

Mr. Mark Shuman

United States Securities and Exchange Commission

Page Two

3.	More fully describe the terms of the June 12, 2006 transaction in which stockholders acquired the Convertible Debentures and Warrants that are convertible into the common stock being registered. This information should include a materially complete description of the terms of the securities and, most especially, the conversion terms of the Convertible Debentures, the Common Stock Purchase Warrants, and the Registration Rights Agreement. For example, what are the material conditions that must be satisfied to allow the payment of interest with shares? Please also disclose and discuss the exemption under which Saflink issued the 8% Convertible Debentures, including the reasons for your determination of its applicability.

In response to the Staff’s comment, Saflink has revised the Recent Developments section of the prospectus beginning on page 2 to more fully describe the terms of the June 12, 2006 financing transaction and to disclose the exemption under which Saflink issued the securities including the basis for determining the applicability of each exemption.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/ Michael Hutchings

Attorney

michael.hutchings@dlapiper.com

cc:	Hugh Fuller, Attorney, Securities and Exchange Commission

Glenn L. Argenbright, President and Chief Executive Officer, Saflink Corporation

Jon C. Engman, Chief Financial Officer, Saflink Corporation